EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP. 610-815 West Hastings St Vancouver, BC V6C 1B4 (the "Company" or "Gold Standard")

Item 2.	Date of Material Change

March 4 and 5, 2014

Item 3.	Press Release

The two press releases were disseminated through Canada Stockwatch and Marketwire news services on March 5, 2014

Item 4.	Summary of Material Change

On March 4, 2014 the Company closed its previously announced brokered private placement for total gross proceeds of approximately C$11.0 million (the “Offering”).

The Offering consisted of the issuance of 15,188,495 units at a price of C$0.72 per unit (each a “Unit”), with each Unit comprised of one common share of Gold Standard and one-half of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of Gold Standard during a period, subject to acceleration, of 24 months following the date of its issuance, at a price of C$1.00.

13,858,495 of the Units sold as part the Offering were sold through a syndicate of agents led by Macquarie Capital Markets Canada Ltd. and including Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc. (collectively, the “Agents”). As consideration for the Agents' services, the Company has paid the Agents a cash commission equal to 6.0% of the gross proceeds from the sale of the 13,858,495 Units.

On March 5, 2014 the Company completed the purchase of the remaining portion of the Pinion Gold Deposit located adjacent to and contiguous with the Company's flagship Railroad Project in Elko County, Nevada ("Pinion") from Scorpio Gold Corporation. (“Scorpio”).

Upfront consideration for the acquisition consisted of C$6.0 million in cash (paid from the net proceeds of the Offering) and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its Gold Standard shares as recommended by management for a period of two years.  In addition, Scorpio is to receive a cash payment of C$2.5 million one year from closing (secured by Pinion) and, if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares.

Item 5.	Full Description of Material Change

See attached News Releases dated March 5, 2014.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report March 5, 2014

GOLD STANDARD VENTURES CORP.

By:

“Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas
(Please print here name of individual whose signature appears above.)

Not for distribution to United States news wire services or for dissemination in the United States

Gold Standard Ventures Announces Closing of C$11.0 Million Private Placement and the Pending  Acquisition of the Balance of the Pinion Gold Project

March 5, 2014  – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard”, "GSV" or the “Company”) announced today it has closed its previously announced private placement for total gross proceeds of approximately C$11.0 million (the “Offering”).

The Offering consisted of the issuance of 15,188,495 units at a price of C$0.72 per unit (a “Unit”) with each Unit comprised of one common share of Gold Standard and one-half of one common share purchase warrant. Each whole warrant entitles its holder to subscribe for one common share of Gold Standard during a period of 24 months following the date of its issuance, at a price of C$1.00.

13,858,495 of the Units sold as part the Offering were sold through a syndicate of agents, led by Macquarie Capital Markets Canada Ltd. and includes Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc. (collectively, the “Agents”). As consideration for the Agents services, the Company has paid the Agents a cash commission equal to 6.0% of the gross proceeds from the sale of the 13,858,495 Units.

The Company expects to close  the purchase of the remaining portion of the Pinion Gold Deposit (the “Acquisition”) from Scorpio Gold Corp. (“Scorpio”) shortly. Upfront consideration for the Acquisition consists of C$6.0 million in cash, to be paid from the net proceeds of the Offering, and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its Gold Standard shares as recommended by management for a period of two years.  In addition, Scorpio is to receive a cash payment of C$2.5 million one year from closing (secured by Pinion) and if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares.

Additional cash consideration of C$1.5 million to C$3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a majority of the Company for consideration exceeding C$100.0 million. All securities of the Company issued in connection with the Acquisition and the Offering are  subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable hold periods in the United States.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities to, or for the account or benefit of, persons in the United States or “U.S. persons” (“U.S. Persons”), as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GOLD STANDARD VENTURES CORP. – Gold Standard is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements under applicable securities laws, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed use of proceeds and exploration program are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, uncertainty regarding acquisition opportunities, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

Gold Standard Ventures Closes Acquisition of Balance of the Pinion Gold Project
March 5, 2014 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard”, "GSV" or the “Company”) announces that it has now completed the purchase of the remaining portion of the Pinion Gold Deposit (the “Acquisition”) from Scorpio Gold Corporation. (“Scorpio”).

Gold Standard President and CEO Jonathan Awde commented that “we are very excited to close the Pinion acquisition which we believe is a transformative transaction for our company. Work has begun on the evaluation of historical data in order to plan for our first drill program to begin by early May. Our objective is to move Pinion to a fully-compliant NI 43-101 resource estimate this year.”

Upfront consideration for the Acquisition consisted of C$6.0 million in cash, paid from the net proceeds of the Company's approximately C$11 million marketed private placement closed yesterday and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its Gold Standard shares as recommended by management for a period of two years. In addition, Scorpio is to receive a cash payment of C$2.5 million one year from closing (secured by Pinion) and if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares.

Additional cash consideration ranging from C$1.5 million to C$3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company while it holds in interest in the Pinon property for consideration exceeding C$100.0 million. All securities of the Company issued in connection with the Acquisition are subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable trading restrictions in the United States.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities to, or for the account or benefit of, persons in the United States or “U.S. persons” (“U.S. Persons”), as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GOLD STANDARD VENTURES CORP. – Gold Standard is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 16,748 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements under applicable securities laws, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed use of proceeds and exploration program are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, uncertainty regarding acquisition opportunities, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com